Exhibit 99.2

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The discussion set out below contains forward-looking statements, which reflect our current views with respect to future events and financial performance. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. When used herein, statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “expect,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “continue,” “seeks,” “views,” “possible,” “likely,” “may,” “should,” and similar words, phrases, or expressions identify forward-looking statements, and the negatives of those words, phrases, or expressions, or statements that events, conditions, or results “can,” “will,” “may,” “must,” “would,” “could,” or “should” occur or be achieved and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, costs, regulations, events, or trends identify forward-looking statements. The absence of these words does not necessarily mean that a statement is not forward-looking.

The forward-looking statements contained herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records, and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these assumptions and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the following:

●	our ability to maintain or develop new and existing customer relationships with major crude oil companies and major commodity traders, including our ability to enter into long-term charters for our vessels, and those we may acquire in the future;
●	our future operating and financial results;
●	our future vessel acquisitions, sales, our business strategy, and expected and unexpected capital spending or operating expenses, including general and administrative, drydocking, crewing, bunker costs, and insurance costs;
●	our financial condition and liquidity, including our ability to pay amounts that we owe and to obtain financing in the future to fund capital expenditures, acquisitions, and other general corporate activities;
●	oil tanker industry trends, including fluctuations in charter rates and vessel values and factors affecting vessel supply and demand;
●	our ability to take delivery of, integrate into our fleet, and employ any vessels we may acquire in the future, or any newbuildings we may acquire or order in the future and the ability of shipyards to deliver vessels on a timely basis;
●	our dependence on our technical manager, Kyklades Maritime Corporation, an affiliate of our Chairman, Mr. Ioannis Alafouzos, to operate our vessels;
●	the aging of our vessels, and those we may acquire in the future, and resultant increases in operation and drydocking costs;
●	the ability of our vessels, and any vessels we may acquire in the future, to pass classification inspections and vetting inspections by oil majors and big chemical corporations, or other authorities;
●	significant changes in vessel performance, including increased vessel breakdowns;
●	length and number of off hire days, drydocking requirements, and insurance costs;
●	availability of key employees and crew;

●	hazards inherent in the maritime industry causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations;
●	repudiation, nullification, termination, modification or renegotiation of contracts;
●	U.S., EU or other foreign monetary policy and foreign currency fluctuations and devaluations;
●	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;
●	our ability to repay outstanding indebtedness, to comply with the covenants contained therein, to obtain additional financing, and to obtain replacement charters for our vessels, and any vessels we may acquire in the future, in each case, at commercially acceptable rates or at all;
●	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof, or changes to tax policies and other government regulations and economic conditions that are beyond our control;
●	our ability to pay dividends;
●	our ability to maintain the listing of our common shares on the New York Stock Exchange or the Oslo Børs;
●	our ability to comply with additional costs and risks related to our environmental, social, and governance policies and regulation;
●	potential liability from litigation, including purported class-action litigation;
●	changes in general economic and business conditions;
●	potential conflicts of interest involving our significant shareholders;
●	general domestic and international political conditions, international conflict or war (or threatened war), including between Russia and Ukraine and between Israel and Hamas, the Houthi crisis in the Red Sea, tensions between Israel and Iran, potential disruption of shipping routes due to accidents, political events, including “trade wars,” piracy, acts by terrorists, or major disease outbreaks such as the recent worldwide outbreak of the novel coronavirus (“COVID-19”);
●	changes in production of or demand for oil, either globally or in particular regions;
●	the strength of world economies and currencies, including fluctuations in charterhire rates and vessel values;
●	potential liability from future litigation and potential costs due to our vessels’ operations, and the operation of any vessels we may acquire in the future, including due to any environmental damage and vessel collisions;
●	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cyber security breach;
●	the length and severity of public health threats, epidemics and pandemics, including the global outbreak of COVID-19 (and various variants that may emerge), and other disease outbreaks and their impact on the demand for commercial seaborne transportation and the condition of the financial markets; and
●	other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”), including our most recent annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on April 30, 2024 (the “2023 Annual Report”).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the results of our operations and our financial condition for the six months ended June 30, 2024 and 2023. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. These forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a more complete discussion of these risks and uncertainties, please read the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” herein and “Item 3. Risk Factors” in our 2023 Annual Report.

Unless the context indicates otherwise, references to the “Company”, “we” or “our” include Okeanis Eco Tankers Corp. and its subsidiaries.

Principal Factors Affecting Our Business

The principal factors that affect our financial position, results of operations and cash flows include the following:

●	number of vessels owned and operated;
●	voyage charter rates;
●	time charter trip rates;
●	period time charter rates;
●	the nature and duration of our voyage charters;
●	vessels repositioning;
●	vessel operating expenses and direct voyage costs;
●	maintenance and upgrade work;
●	the age, condition and specifications of our vessels and other vessels we may acquire;
●	issuance of our common shares and other securities;
●	amount of debt obligations; and
●	financing costs related to debt obligations.

We are also affected by the types of charters we enter into. Vessels operating on period time charters and bareboat time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market, either on trip time charters or voyage charters, during periods characterized by favorable market conditions.

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in tankers rates. Spot charters also expose vessel owners to the risk of declining tanker rates and rising fuel costs in case of voyage charters.

Material Accounting Policies and Critical Accounting Estimates

For a description of our critical accounting judgements and key sources of estimation uncertainty, see Note 5, “Critical accounting judgments and key sources of estimation uncertainty” to our audited 2023 financial statements included in our 2023 Annual Report. For a description of all of our material accounting policies, see Note 4 to our audited 2023 financial statements and the section entitled “Item 5. Operating and Financial Review and Prospects” in our 2023 Annual Report. There have been no material changes from the “Critical accounting judgments and key sources of estimation uncertainty” previously disclosed in our 2023 Annual Report.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Revenues

Revenues primarily include revenues from time charters and voyage charters. Revenues are affected by hire rates and the number of operating days. Revenues are also affected by the mix of business between vessels on time charter and vessels operating on voyage charter. Revenues from vessels on voyage charter are more volatile, as they are typically tied to prevailing market rates.

Voyage and Time Charters

Voyage charters or spot voyages are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. We pay all of the voyage expenses. Under time charters, we lease the vessel for a set length of time to a charterer, where the latter is free to sail to any port or transport any cargo of his preference (subject to legal restrictions). All voyage expenses are incurred by the charterer.

Commissions

We pay commissions of the total daily charter hire rate of each charter to unaffiliated ship brokers, depending on the number of brokers involved with arranging the charter.

Voyage Expenses

Voyage expenses mainly relate to voyage charter agreements and consist of port, canal and bunker costs that are unique to a particular voyage and are recognized as incurred. Under our time charter arrangements, charterers bear substantially all voyage expenses, including bunker fuel, port charges and canal tolls.

Vessel Operating Expenses

Vessel operating expenses comprise all expenses relating to the operation of the vessel, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables and miscellaneous expenses. Vessel operating expenses can fluctuate due to factors beyond our control, such as unplanned repairs and maintenance attributable to damages or regulatory compliance and factors which may affect the shipping industry in general, such as developments relating to insurance premiums, or developments relating to the availability of crew.

Drydocking Costs

Drydocking costs relate to regularly scheduled intermediate survey or special survey drydocking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Drydocking costs can vary according to the age of the vessel, the location where the drydock takes place, shipyard availability, local availability of manpower and material, and the billing currency of the yard. Please see the section entitled “Item 18. Financial Statements — Note 4 — Significant Accounting Policies” in our 2023 Annual Report. In the case of tankers, drydocking costs may also be affected by new rules and regulations

Vessel Depreciation

We depreciate all our vessels on a straight-line basis over their estimated useful lives, which we estimate to be 25 years from the date of their initial delivery from the shipyard, after considering their estimated residual value. Each vessel’s residual value is equal to the product of its lightweight tonnage and its estimated scrap rate. The scrap price is estimated to be approximately $400 per ton of lightweight steel. The Company may revise the estimated residual values of the vessel in the future in response to changing market conditions.

General and Administrative Expenses

General and administrative expenses mainly consist of employee costs, directors’ liability insurance, directors’ fees and expenses, executive compensation, professional fees and other expenses.

Management Fees

Management fees concern services provided from the technical manager of our vessels, for a wide range of shipping services, among others, technical support, maintenance, insurance consulting, for a daily fee of $900 per vessel.

Inflation

Inflation has had a moderate impact on our vessel operating expenses and corporate overheads. It is anticipated that insurance costs, which have risen over the last three years, may well continue to rise over the next few years. Oil transportation is a specialized area and the number of vessels is increasing. There is therefore expected to be an increased demand for qualified crew and this has and will continue to put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn. Interest on our SOFR-based loans (or loans based on another reference rate or its successor) can increase following any interest rate hikes undertaken by financial authorities (such as central banks) in response to, among other things, inflation.

Interest and Other Finance Costs

We incur interest expense on outstanding indebtedness under our loans, which we include in interest and finance costs. We also incur finance costs in establishing our debt facilities.

Unrealized/Realized Gain/Loss from Derivatives

Unrealized/realized gain/loss from derivatives represents (1) the fluctuations in the fair value of the Company’s derivative instruments, recorded as unrealized gain or loss and (2) the actual amounts paid or received upon termination of the derivative instruments, recorded as realized gain or loss in the statements of profit or loss.

Important Measures and Definitions for Analyzing Results of Operations

We use a variety of financial and operational terms and concepts. These include the following:

Calendar days. We define calendar days as the total number of days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet during the relevant period and affect the amount of expenses that we record during that period.

Operating days. We define operating days as the number of calendar days in a period less any scheduled or unscheduled days that our vessels are off-hire due to unforeseen technical and commercial circumstances. We and the shipping industry uses operating days to measure the aggregate number of days in a period that our vessels actually generate revenues.

Off-hire. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter.

Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of calendar days during that period. We and the shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of new buildings, vessel upgrades, special or intermediate surveys and vessel positioning.

Daily Time Charter Equivalent (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”) is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of revenue under U.S. GAAP (i.e., it is a non-GAAP measure) or IFRS and should not be considered as an alternative to any measure of revenue and financial performance presented in accordance with IFRS. We calculate Daily TCE Rate by dividing revenues (time charter and/or voyage charter revenues), less commission and voyage expenses, by the number of operating days during that period. Our calculation of the Daily TCE Rates may not be comparable to that reported by other companies.

Daily vessel operating expenses, including technical management fees. Daily vessel operating expenses (“Opex”), including technical management fees, calculated as the sum of vessel operating expenses and technical management fees divided by the calendar days of the period, is an alternative performance measure that provides meaningful information to our management with regards to our vessels’ efficiency and deployment. Our calculation of daily vessel Opex, including technical management fees, may deviate from that reported by other companies.

Main components of managing our business and main drivers of profitability

The management of financial, general and administrative elements involved in the conduct of our business and ownership or operation of our vessels requires the following main components:

●	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;
●	management of our accounting system and records and financial reporting;
●	administration of the legal and regulatory requirements affecting our business and assets; and
●	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

●	charter rates and periods of charter hire for our tanker vessels;
●	utilization of our tanker vessels (earnings efficiency);
●	levels of our tanker vessels’ operating expenses and drydocking costs;
●	depreciation and amortization expenses;
●	financing costs; and
●	fluctuations in foreign exchange rates.

Results of Operations

Six months ended June 30, 2024 as compared to six months ended June 30, 2023

(expressed in U.S. Dollars, except for number of shares)

Condensed Income Statement

	Six months ended June 30,
USD	2024	2023	Change amount
Revenue	$223,110,983	$232,359,933	$9,248,950
Voyage expenses (incl. commissions)	(62,643,977)	(52,686,260)	9,957,717
Vessel operating expenses (incl. Mgmt. fees)	(23,692,085)	(22,570,465)	1,121,620
Depreciation	(20,331,446)	(20,058,139)	273,307
General and administrative expenses	(7,669,010)	(5,260,832)	2,408,178
Operating profit	108,774,465	131,784,237	23,009,772
Interest income	1,974,382	2,178,258	203,876
Interest and other finance costs, net	(28,683,315)	(30,433,851)	1,750,536
(Loss)/ gain on derivatives	(481,924)	343,318	825,242
Foreign exchange (loss)/ gain, net	(461,320)	669,447	1,130,767
Total comprehensive income for the period	$81,122,288	$104,541,409	$23,419,121

●	Revenue decreased by $9.2 million to $223.1 million in the six-month period ended June 30, 2024, from $232.4 million in the six-month period ended June 30, 2023. This decrease is mainly associated with the decrease in fleetwide daily TCE to $64,254 in the six-month period ended June 30, 2024 from $71,416 in the six-month period ended June 30, 2023 as well as the decrease in operating days to 2,497 days in the six-month period ended June 30, 2024, from 2,516 days in the same period in 2023, related to the scheduled drydockings of two vessels. Please refer to “Performance Indicators” for the definition and reconciliation of this measure to Revenue, the most directly comparable financial measure calculated and presented in accordance with IFRS.
●	Voyage expenses increased by $10 million to $62.6 million in the six-month period ended June 30, 2024, compared to $52.7 million in the six-month period ended June 30, 2023. The increase is attributable to the higher spot exposure and bunker fuel cost.
●	Vessel operating expenses increased by $1.1 million to $23.7 million in the six-month period ended June 30, 2024, compared to $22.6 million in the six-month period ended June 30, 2023. The increase was mainly due to higher maintenance costs.
●	General and administrative expenses increased by $2.4 million to $7.7 million in the six months ended June 30, 2024, compared to $5.3 million in the six months ended June 30, 2023. The increase represents increased costs associated with our U.S. listing (both one-off and recurring costs), shore-based employee costs and other administrative expenses.
●	Interest and finance costs decreased by $1.8 million to $28.7 million in the six months ended June 30, 2024, compared to $30.4 million in the same period of 2023. The decrease is mainly due to a decrease in average indebtedness, including deferred financing fees, from $719.5 million in the six months ended June 30, 2023 to $668.8 million in the six months ended June 30, 2024, along with an increase of $1.8 million due to the modification gain arising from amendments of our existing loans to reduce the margin payable thereunder.
●	We recorded a profit of $81.1 million in the six-month period ended June 30, 2024, or $2.52 per basic and diluted share, compared to a profit of $104.5 million, or $3.25 per basic and diluted share in the same period in 2023. The decrease is primarily due to lower revenues generated from operations and the scheduled drydockings.

Performance Indicators

Daily TCE Rate

The figures shown below are financial and non-financial statistical metrics used by management to measure performance of our vessels. For the “Fleet Data” figures there are no comparable GAAP or IFRS measures.

In the shipping industry, economic decisions are based on vessels’ deployment upon anticipated Daily TCE Rates, and industry analysts typically measure shipping freight rates in terms of Daily TCE Rates. This is because under time-charter and bareboat contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. In a voyage charter contract, consideration is received for the use of a vessel between designated ports for the duration of the voyage only, at an agreed upon rate per volume of cargo carried. In a time charter contract, the customer (also known as the charterer) is responsible to pay for fuel consumed and port expenses incurred during the agreed period of time. In a voyage charter contract, the Company is responsible for maintaining the voyage, including vessel scheduling and routing, as well as any related voyage expenses, such as fuel, port and other expenses. Under voyage charters, the majority of voyage expenses are generally borne by us, whereas for vessels in a time charter, such expenses are borne by the charterer. In a bareboat charter, the customer pays for all of the vessel’s operating expenses, and undertakes to maintain the vessel in a good state of repair and efficient operating condition and drydock the vessel during this period as per the classification society requirements. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during drydocking or due to other unforeseen circumstances. Because of the different nature of these types of arrangements, the amount of revenues earned by the Company can differ significantly between them.

Consistent with industry practice, we use the Daily TCE Rates because it provides a means of comparison between different types of vessel employment and, therefore, assists in evaluating their financial performance and in our decision-making process regarding the deployment and use of our vessels and in evaluating our financial performance. The Daily TCE rate is a non-GAAP and non-IFRS measure. We believe the Daily TCE Rate provides additional meaningful information in conjunction with vessel operating expenses, the most directly comparable GAAP and IFRS measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. The Daily TCE Rate is a measure used to compare period-to-period changes in a company’s performance and management believes that the Daily TCE Rate provides meaningful information to our investors.

In evaluating our financial condition, we focus on the below measures to assess our historical operating performance and we use future estimates of the same measures to assess our future financial performance. In assessing the future performance of our fleet, the greatest uncertainty relates to future charter rates at the expiration of a vessel’s present period employment, whether under a time charter or a bareboat charter. Decisions about future purchases and sales of vessels are based on the availability of excess internal funds, the availability of financing and the financial and operational evaluation of such actions and depend on the overall state of the shipping market and the availability of relevant purchase candidates.

The following table sets forth our computation of TCE rates, including a reconciliation of revenues to the TCE rates (unaudited) for the periods presented:

	For the Six months
	ended June 30,
USD	2024	2023
Revenue	$223,110,983	$232,359,933
Voyage expenses	(60,238,825)	(48,979,847)
Commissions	(2,405,152)	(3,706,413)
Time charter equivalent revenue	$160,467,006	$179,673,673
Calendar days	2,548	2,534
Off-hire days	(51)	(18)
Operating days	2,497	2,516
Daily TCE	$64,254	$71,416

Daily Opex

Daily Opex per vessel is an alternative performance measure that provides meaningful information to our management with regards to our vessels’ efficiency and deployment. Daily Opex is not a measure under generally accepted accounting principles (i.e., it is a non-GAAP measure) or IFRS and should not be considered as an alternative to any measure of expenses and financial performance presented in accordance with IFRS. Our reconciliation of daily Opex, including management fees, may deviate from that reported by other companies. We believe Daily Opex provides additional meaningful information in conjunction with Vessel operating expenses, the most directly comparable GAAP and IFRS measure, because it provides meaningful information to our investors in evaluating our financial performance.

Daily Opex is calculated as vessel operating expenses and technical management fees divided by calendar days, for the relevant periods.

The following table sets forth our reconciliation of daily Opex (unaudited) for the periods presented:

	For the Six months
	ended June 30,
USD	2024	2023
Vessel operating expenses	$21,398,885	$20,289,865
Management fees	2,293,200	2,280,600
Total vessel operating expenses	$23,692,085	$22,570,465
Calendar days	2,548	2,534
Daily Opex	$9,298	$8,907
Daily Opex excluding management fees	$8,398	$8,007

Liquidity and Capital Resources

Since our formation, our principal sources of funds have been funds in the form of equity or working capital provided by operating cash flow and long-term borrowings. Our principal use of funds has been capital expenditures to maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, service our debt, and distribute capital to our shareholders.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. Future acquisitions are subject to management’s expectation of future market conditions, our ability to acquire vessels on favorable terms and our liquidity and capital resources. Our ability to continue to meet our liquidity needs is subject to and will be affected by cash generated from operations, the economic or business environment in which we operate, shipping industry conditions, the financial condition of our customers, vendors and service providers, our ability to comply with the financial and other covenants of our indebtedness, and other factors.

In the future, we may require capital to fund acquisitions or to improve or support our ongoing operations and debt structure. We may from time to time seek to raise additional capital through equity or debt offerings, selling vessels or other assets, pursuing strategic opportunities, or otherwise. We may also from time to time seek to incur additional debt financing from private or public sector sources, refinance our indebtedness or obtain waivers or modifications to our credit agreements to obtain more favorable terms, enhance flexibility in conducting our business, or otherwise. We may also seek to manage our interest rate exposure through hedging transactions. We may seek to accomplish any of these independently or in conjunction with one or more of these actions. However, if market conditions are unfavorable, we may be unable to accomplish any of the foregoing on acceptable terms or at all.

Our medium- and long-term liquidity requirements relate to the operation and maintenance of our vessels, including covering costs of compliance with existing or future environmental or other regulations, which may be material. Sources of funding for these requirements include cash flows from operations or new debt financings if required.

As of June 30, 2024, we had an indebtedness of $675.4 million, which after excluding unamortized financing fees amounts to a total indebtedness of $668.8 million. As of June 30, 2023, we had an indebtedness of $719.5 million, which after excluding unamortized financing fees amounts to a total indebtedness of $714.0 million.

As of June 30, 2024, cash and cash equivalent balances amounted to $98.1 million, $5.3 million of which are classified as restricted cash, compared to $86.1 million of which $5.9 are classified as restricted cash as of June 30, 2023.

As of June 30, 2024 and June 30, 2023, we did not have any material commitments for capital expenditures and we do not expect to have any other requirement or obligation, to which we should allocate capital resources.

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of June 30, 2024, we had a working capital surplus of $51.4 million, as compared to a surplus of $32.3 million as of December 31, 2023.

The Company’s cash flow projections for the period after one year after the date that the financial statements are issued indicate that cash on hand and cash provided by operating activities will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the financial statements’ issuance.

As of June 30, 2024, we were in compliance with all of the financial covenants contained in our credit facilities and other financing arrangements that we had entered as at that date. We may seek additional indebtedness to finance future vessel acquisitions in order to maintain our cash position or to refinance our existing debt on more favorable terms.

As of June 30, 2024, we had outstanding borrowings of $675.4 million (including long-term debt and other financial liabilities). Our primary known and estimated liquidity needs for the twelve-month period ending one year after the financial statements’ issuance include obligations related to scheduled principal payments of outstanding borrowings and respective interest expenses payments and estimated drydocking expenditures. Additional information on our annual scheduled obligations under our long-term debt and other financial liabilities are described in “Long-Term borrowings” below and in Note 4 of our interim condensed financial statements included below. Generally, we expect that, in addition to the cash generated from our operations, our long-term funding sources will include bank borrowings, lease financings and the issuance of debt and equity securities.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the six months ended June 30, 2024 and 2023:

	Six months ended June 30,
USD	2024	2023
Net cash provided by operating activities	$125,339,642	$114,186,298
Net cash (used in)/ provided by investing activities	(1,299,918)	1,857,313
Net cash used in financing activities	(80,712,029)	(117,800,853)
Effects of exchange rate changes	(521,316)	584,554
Net change in cash and cash equivalents	43,327,695	(1,757,242)
Cash and cash equivalents at beginning of period	49,992,391	81,345,877
Cash and cash equivalents at end of period	92,798,770	$80,173,189

Six months ended June 30, 2024 as compared to six months ended June 30, 2023

●	Net cash provided by operating activities for the six months ended June 30, 2024 and 2023 was $125.3 million and $114.2 million, respectively. This increase was mainly related to a $38.1 million increase in the movement of trade and other receivables, partially offset by a $1.8 million decrease in interest expense paid as a result of the increase in weighted average interest rates.
●	Net cash used in investing activities for the six months ended June 30, 2024 was $1.3 million and primarily consisting of $2.7 million paid in connection with scheduled drydocking expenses, partially offset by $1.8 million received from interest. Net cash provided by investing activities for the six months ended June 30, 2023 was $1.9 million, mainly derived from $1.2 million in interest received from deposits.
●	Net cash used in financing activities for the six months ended June 30, 2024 and 2023 was $80.7 million and $117.8 million, respectively. The decrease was primarily driven by lower capital distribution to shareholders of $56.7 million in 2024 compared to $91.8 million in the same period in 2023, as well as lower debt outflows of $23.1 million in the six months ended June 30, 2024 compared to $25.4 million in the same period in 2023.

Credit Facilities and Other Financing Arrangements

$44.0 Million Secured Credit Term Loan Facility

On July 8, 2020, we, through one of our vessel-owning subsidiaries, Omega Three Marine Corp., entered into a $44.0 million secured credit facility with ABN AMRO Bank N.V. to refinance then-existing indebtedness on our vessel, Kimolos. The facility bore interest at LIBOR plus a margin of 2.50% per annum and had a final maturity date of July 9, 2026. We drew down $42.2 million of this facility. The facility was repayable in 24 equal quarterly installments of $695,000, with a balloon payment of $25,488,750 due upon maturity. This facility was secured by, among other things, a first priority mortgage on Kimolos and was guaranteed by us. This loan was prepaid in June 2023.

$40.0 Million Secured Term Loan Facility

On July 7, 2020, we, through one of our vessel-owning subsidiaries, Omega Four Marine Corp., entered into a $40.0 million secured term loan facility with BNP Paribas to refinance then-existing indebtedness on our vessel, Folegandros. The facility bore interest at LIBOR plus a margin of 2.60% per annum and had a final maturity date of July 9, 2026. The facility was repayable in 24 equal quarterly installments of $593,250, with a balloon payment of $24,912,000 due upon maturity. This facility was secured by, among other things, a first priority mortgage on Folegandros and was guaranteed by us. This loan was prepaid in June 2023.

$103.2 Million Secured Term Loan Facility

On September 9, 2020, we, through two of our vessel-owning subsidiaries, Omega Six Marine Corp. and Omega Ten Marine Corp., entered into an approximately $103.2 million secured term loan facility with KEXIM Bank (UK) Limited to finance our acquisition of Nissos Sikinos and Nissos Sifnos, which we amended and restated on July 6, 2023 to amend the provisions in relation to the calculation of interest from LIBOR to the term SOFR reference rate administered by CME Group Benchmark Administration Limited (“Term SOFR”), subject to (i) a mandatory switch mechanism to the daily non-cumulative compounded SOFR (“Compounded SOFR”) and (ii) the borrowers’ option to switch the interest rate to Compounded SOFR. The facility was comprised of a KEXIM facility of up to $61,924,800 and a commercial facility of up to $41,283,200. Each of the two tranches of the KEXIM facility bore interest at Term SOFR (previously LIBOR) plus a margin of 1.80% per annum and a credit adjustment spread (“CAS”) of 0.26161% per annum relating to the transition from LIBOR, was repayable in 48 equal consecutive quarterly installments of $645,050, and had a final maturity date of September 11 and September 23, 2032 (each tranche respectively). Each of the two tranches of the commercial facility bore interest at Term SOFR (previously LIBOR) plus a margin of 2.20% per annum and a CAS of 0.26161% per annum relating to the transition from LIBOR, was repayable in 20 equal consecutive quarterly installments of $206,416, with a balloon payment of $16,513,280 due upon maturity, and had a final maturity date of September 11 and September 23, 2025 (each tranche respectively). This facility was secured by, among other things, a first priority mortgage on each of Nissos Sikinos and Nissos Sifnos and was guaranteed by us. This loan was prepaid in September 2023.

$125.7 Million Secured Term Loan Facility

On May 23, 2022, we, through two of our vessel-owning subsidiaries, Anassa Navigation S.A. and Nellmare Marine Ltd., entered into an approximately $125.7 million secured term loan facility with the National Bank of Greece to refinance the then-existing indebtedness on our vessels, Nissos Kythnos and Nissos Donoussa, which agreement we amended on June 29, 2023 to amend the provisions in relation to the calculation of interest from LIBOR to Term SOFR, subject to the borrowers’ option to switch the interest rate to the cumulative compounded SOFR. The facility has a final maturity date of May 25, 2029 and bears interest at SOFR (previously LIBOR) plus a margin of (originally) 2.50% per annum. The margin may be increased following discussions between the lender and the borrowers if it is determined that, pursuant to the sustainability certificate provided by ourselves to the lender annually, (1) the weighted average of the efficiency ratio of all fleet vessels (using the parameters of fuel consumption, distance travelled and deadweight at maximum summer draught, reported in unit grams of CO2 per ton per mile) for that calendar year, as certified by an approved classification society, is equal to or above the target set for the relevant year and (2) the weighted average percentage of the total waste incinerated on board for all fleet vessels in that calendar year (calculated in line with Class Approved Plans & Record Books, MARPOL Annex I — “Oil Record Book” (endorsed by Flag Administration) & “Fuel Management Plan” (approved by class) and MARPOL Annex V — “Garbage Record Book” & “Garbage Management Plan” (approved by class)) is equal to or above the target set for the relevant year. The amount of any increase in the margin will be based on discussions between the lender and the borrowers. Other than as set out above, there will be no other assessment of the information contained in any sustainability certificate and the sustainability certificates themselves will not be made publicly available unless we deem them to be material. Each of the two tranches of the facility is repayable in 28 quarterly installments, the first 8 of which are $750,000 and the next 20 of which are $850,000, with a balloon payment of $39,835,000 due upon maturity. This facility was originally secured by, among other things, a first priority mortgage on each of Nissos Kythnos and Nissos Donoussa and is guaranteed by us.

On May 21, 2024, we entered into an a supplemental agreement to the existing senior secured credit facility financing the VLCC vessel Nissos Donoussa. The supplemental agreement provides for a reduction of the margin to 165 basis points over the applicable Term SOFR, through the duration of the facility.

$60 Million Senior Secured Term Loan Facility

On May 21, 2024, we entered into a new $60 million senior secured credit facility for the VLCC vessel Nissos Kythnos with Danish Ship Finance A/S (the “Nissos Kythnos New Facility”) to refinance the Company’s existing facility and for general corporate purposes. The Nissos Kythnos New Facility is priced at 140 basis points over the applicable Term SOFR, until December 2026. Thereafter, a new applicable margin will be mutually agreed between the parties, for the remaining duration of the facility, which matures in six years. If the parties do not agree to a new applicable margin, the Company will have the ability to prepay the facility at no additional cost. The facility will be repaid in quarterly instalments of approximately $1.041 million each, together with a balloon installment of approximately $35.024 million payable at maturity, is secured by, among other things, security over the Nissos Kythnos, and is guaranteed by us. The facility also includes a sustainability linked margin adjustment provision, starting in 2025, whereby the applicable margin may decrease or increase by 5 basis points per year, subject to the Company meeting certain sustainability linked targets.

$58.2 Million Secured Term Loan Facility

On January 24, 2019, we, through one of our vessel-owning subsidiaries, Arethusa Shipping Corp., entered into an approximately $58.2 million secured term loan facility with BNP Paribas to finance our acquisition of Nissos Keros. The facility bore interest at LIBOR plus a margin of 2.25% per annum and had a final maturity date of October 16, 2025. The facility was repayable in 24 equal quarterly installments of $808,000, with a balloon payment of $38,783,000 due upon maturity. This facility was secured by, among other things, a first priority mortgage on Nissos Keros and is guaranteed by us. This loan was prepaid in June 2023.

$58.0 Million Secured Term Loan Facility

On February 27, 2019, we, through one of our vessel-owning subsidiaries, Moonsprite Shipping Corp., entered into a $58.0 million secured term loan facility with Crédit Agricole Corporate and Investment Bank (“CACIB”) and the Export-Import Bank of Korea (“KEXIM”) to finance our acquisition of Nissos Anafi, which agreement we amended and restated on November 11, 2020 in order to include a hedging mechanism and further amended and restated again on June 16, 2023 to amend the provisions in relation to the calculation of interest from LIBOR to Term SOFR. The facility consisted of a commercial facility by CACIB in the amount of $38 million and a KEXIM facility loan in the amount of $20 million. The commercial facility bore interest at Term SOFR (previously LIBOR) plus a margin of 2.25% per annum and the applicable CAS relating to the transition from LIBOR depending on the applicable interest period (namely, 0.26161% per annum for interest periods exceeding month and up to three months, 0.42826% per annum for interest periods exceeding three months and up to six months, or 0.71513% per annum for interest periods exceeding six months and up to twelve months), was repayable in 32 equal quarterly installments of $275,000, with a balloon payment of $29,200,000 due upon maturity and had a final maturity date of January 3, 2028. The KEXIM facility loan bore interest at Term SOFR (previously LIBOR) plus a margin of 1.80% per annum and a CAS of 0.26161% per annum relating to the transition from LIBOR, was repayable in 32 equal quarterly installments of $625,000 and had a final maturity date of January 3, 2028. The facility was secured by, among other things, a first priority mortgage on Nissos Anafi and was guaranteed by us. In December 2020, through an assignment agreement, CACIB transferred to Siemens Financial Services, Inc. 50% of its outstanding loan balance, i.e., $18,587,500. This loan was prepaid in February 2024.

$113.0 Million Secured Term Loan Facility

On June 27, 2023, we, through three of our vessel-owning subsidiaries, Omega Three Marine Corp., Omega Four Marine Corp. and Arethusa Shipping Corp., entered into a $113.0 million senior secured credit facility with ABN AMRO Bank N.V. to refinance then-existing indebtedness on our vessels, Kimolos, Folegandros and Nissos Keros. The facility bears interest at Term SOFR, subject to a mandatory switch mechanism to Compounded SOFR, plus a margin of 1.90% per annum and has a final maturity date of June 30, 2028. The facility is repayable in 20 equal consecutive quarterly installments of $2,200,000, with a balloon payment of $69,000,000 due upon maturity. This facility is secured by, among other things, a first priority mortgage on each of Kimolos, Folegandros and Nissos Keros and is guaranteed by us.

$84.0 Million Secured Term Loan Facility

On September 8, 2023, we, through two of our vessel-owning subsidiaries, Omega Six Marine Corp. and Omega Ten Marine Corp., entered into an $84.0 million senior secured credit facility with CACIB to refinance the then-existing indebtedness on our vessels, Nissos Sikinos and Nissos Sifnos. The facility bears interest at Term SOFR, plus a margin of 1.85% per annum, and has a final maturity date in September 2029. Each of the two tranches is repayable in 24 equal consecutive quarterly installments of $787,500, with a balloon payment of $23,100,000 due upon maturity. This facility is secured by, among other things, a first priority mortgage on each of Nissos Sikinos and Nissos Sifnos and is guaranteed by us.

$34.7 Million Secured Term Loan Facility

On January 31, 2024, we, through one of our vessel-owning subsidiaries, Omega One Marine Corp., entered into an $34.7 million senior secured term loan facility with Kexim Asia Limited and Kexim Bank (UK) Limited to refinance the then-existing indebtedness on our vessel Milos. The facility bears interest at the applicable Term SOFR, plus a margin of 1.75% per annum, and has a final maturity date in February 2030. The facility is repayable in 24 equal consecutive quarterly installments of $725,000, with a balloon payment of $17,300,000 due upon maturity. This facility is secured by, among other things, a first priority mortgage on Milos and is guaranteed by us.

$31.1 Million Secured Term Loan Facility

On June 20, 2024, we entered into a new $31.11 million senior secured credit facility to finance the option to purchase back the Suezmax vessel Poliegos from its sale and leaseback financier, Ocean Yield (the “Poliegos New Facility”). The Poliegos New Facility is provided by Bank SinoPac Co., Ltd, and the transaction closed on July 1, 2024. The Poliegos New Facility contains an interest rate of Term SOFR plus 160 basis points, matures in six years, and will be repaid in quarterly instalments of approximately $0.78 million each, together with a balloon instalment of approximately $12.44 million payable at maturity. The Poliegos New Facility is secured by, among other things, security over the Poliegos, and is guaranteed by us.

$56.0 Million Sale and Leaseback Agreement — Milos

On January 29, 2019, we, through one of our subsidiaries, Omega One Marine Corp., entered into a $49.0 million sale and leaseback agreement with Ocean Yield with respect to our vessel, Milos, which included a $7.0 million non-cash element. The charter period was 156 months from delivery and the charter hire was paid monthly, in advance, in a cash amount equal to $12,825 per day plus a non-cash amount of $1,475 per day (which is set off against the $7.0 million prepaid hire that we made). On April 27, 2023, we entered into an addendum to the bareboat charter to amend the provisions of the bareboat charter in relation to the calculation of charter hire from LIBOR to Term SOFR. The charter hire was subject to an adjustment based on Term SOFR (previously LIBOR) and a CAS of 0.26161% per annum. The charter was guaranteed by us, and we permitted a mortgage to be filed regarding the finance lease, as well as entered into assignment of earnings, assignment of insurances, charter guarantee, pledge of account and a manager’s undertaking. We also had the option to repurchase the vessel at the end of years 5, 7, 10, and 12, at purchase option prices that range from $34.7 million to $11.5 million at the end of year 12. The vessel was delivered in February 2019. We repurchased the Milos in February 2024, and therefore this sale and leaseback arrangement is no longer in effect.

$54.0 Million Sale and Leaseback Agreement — Poliegos

On June 8, 2017, we, through one of our subsidiaries, Omega Two Marine Corp., entered into a $47.2 million sale and leaseback agreement with Ocean Yield with respect to our vessel, Poliegos, which included a $6.8 million non-cash element. The charter period was 168 months from the delivery date and the charter hire was paid monthly, in advance, in a cash amount equal to $11,550 per day plus a non-cash amount of $1,368.93 per day (which was set off against the $7.0 million prepaid hire that we made). On April 27, 2023, we entered into an addendum to the bareboat charter to amend the provisions of the bareboat charter in relation to the calculation of charter hire from LIBOR to Term SOFR. The charter hire was subject to an adjustment based on Term SOFR (previously LIBOR) and a CAS of 0.26161% per annum, relating to the transition from LIBOR. The charter was guaranteed by us, and we had permitted a mortgage to be filed regarding the finance lease, as well as entered into assignment of earnings, assignment of insurances, charter guarantee, pledge of account and a manager’s undertaking. We also had the option to repurchase the vessel at the end of years 7, 10, and 12, and at purchase option prices that range from $31.1 million to $17.2 million at the end of year 12. The vessel was delivered in June 2017. We repurchased the Poliegos in July 2024, and therefore this sale and leaseback arrangement is no longer in effect.

$167.5 Million Sale and Leaseback Agreements — Nissos Rhenia and Nissos Despotiko

On February 10, 2018, we, through two of our subsidiaries, Omega Five Marine Corp. and Omega Seven Marine Corp., entered into approximate $150.52 million sale and leaseback agreements with Ocean Yield with respect to our vessels, Nissos Rhenia and Nissos Despotiko.

The charter period for each of the Nissos Rhenia and Nissos Despotiko is 180 months from respective delivery and the charter hire for the each such ship is paid monthly, in advance, in a cash amount equal to $18,600 per day per ship for the first five years from the delivery date and $18,350 per day per ship from year six until the end of the charter period, subsequently amended to $18,600 per day per ship for the first two years, $25,200 per day for Nissos Rhenia and $23,336 for Nissos Despotiko for years three and four and $17,200 per day per ship for year five until the end of the charter, plus a non-cash amount of $1,734 per day per ship (which is set off against the $9.5 million prepaid hire that we made for each ship). On April 27, 2023, we entered into an addendum to each bareboat charter to amend the provisions of such bareboat charters in relation to the calculation of charter hire from LIBOR to Term SOFR. The charter hire is subject to an adjustment based on Term SOFR (previously LIBOR) and a CAS of 0.26161% per annum (for three-month periods) or 0.71513% per annum (for twelve-month periods), as applicable, relating to the transition from LIBOR. Each charter is guaranteed by us, and we have permitted a mortgage to be filed regarding the finance lease, as well as entered into assignment of insurances, assignment of management agreement, charter guarantee, pledge of account, pledge of shares of the bareboat charterer, a manager’s undertaking and a time charter general assignment. We also have the option to repurchase each or both vessels at the end of years 7, 10, 12 and 14, in varying amounts per ship from $49.8 million to $14.2 million. The Nissos Rhenia was delivered in May 2019 and the Nissos Despotiko was delivered in June 2019.

$194.0 Million Sale and Leaseback Agreements — Nissos Kea and Nissos Nikouria

On March 21, 2022, we, through two of our subsidiaries, Ark Marine S.A. and Theta Navigation Ltd, entered into an approximate $145.5 million sale and leaseback agreements with CMB Financial Leasing Co., Ltd. (“CMBFL”), with respect to our vessels, Nissos Kea and Nissos Nikouria. On June 29, 2023 and on January 26, 2024, respectively, we entered into amendment and restatement agreements of each bareboat charter to amend certain provisions of the bareboat charters. The charter period for each of the vessels is 84 months from December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria) and charterhire is payable quarterly as follows: (a) from the delivery date of each vessel and up to and including December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to the Nissos Nikouria), a fixed amount equal to $909,375 plus a variable amount by priced at 260 basis points (being 2.45% as margin and 0.15% as CAS) over the applicable three-month Term SOFR, and (b) following December 31, 2023, with respect to Nissos Kea, and March 3, 2024, with respect to the Nissos Nikouria, a fixed amount equal to $909,375 plus a variable amount priced at 200 basis points over the applicable three-month Term SOFR. The first part of the sale and leaseback relating to the delivery of Nissos Kea was drawn on March 31, 2022 and matures on the date falling 84 months from December 31, 2023 and the second part of the sale and leaseback relating to the delivery of Nissos Nikouria was drawn on June 3, 2022 and matures on the date falling 84 months from March 3, 2024. According to each bareboat charter, the Company has a purchase option that it can exercise annually as from December 31, 2024 (with respect to Nissos Kea) and March 3, 2025 (with respect to Nissos Nikouria). If the purchase option date falls after the first but prior to the seventh anniversary of December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria), the purchase option price for the relevant vessel is an amount equal to the opening capital balance i.e., $72,750,000 amount drawn per vessel (75% of the purchase price) minus charterhire paid (the “owner’s costs”), plus (a) accrued but unpaid charterhire, (b) breakfunding costs including any swap costs, (c) legal and other documented costs of the owner to sell the relevant vessel, and any other additional amounts due under the sale and leaseback documentation. If the purchase option date falls on the seventh anniversary of December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria), the purchase option price for the relevant vessel is an amount equal to $40,921,875 (the “amended owner’s costs”), plus (a) accrued but unpaid charterhire, (b) and other documented costs of the owner to sell the relevant vessel, and (c) any other additional amounts due under the sale and leaseback documentation. Each charter is guaranteed by us, and we have permitted a mortgage to be filed regarding the finance lease (no mortgage on either vessel has been registered so far) as well as entered into an account charge, general assignment, pledge of shares of the bareboat charterer, a builder’s warranties assignment, and a manager’s undertaking.

$73.5 Million Sale and Leaseback Agreement — Nissos Anafi

On January 29, 2024, we, through one of our subsidiaries Moonsprite Shipping Corp., entered into an approximately $73.5 million sale and leaseback agreements with CMBFL, with respect to our vessel Nissos Anafi. The charter period is 84 months from the vessel’s delivery date and charterhire is payable quarterly in a fixed amount equal to approximately $1.2 million plus a variable amount priced at 190 basis points over the applicable three-month Term SOFR. We also have the option to repurchase the vessel, such option being exercisable quarterly following the one-year anniversary of the vessel’s delivery. If the purchase option date falls prior to the seventh anniversary of the date of the vessel’s delivery, the purchase option price is an amount equal to the opening capital balance (i.e. $73,450,000 (being 65% of the purchase price) minus the fixed amount of charterhire paid on the purchase date (the “owners’ costs”), plus (a) accrued but unpaid charterhire, (b) legal and other documented costs of the owner to sell the vessel, (c) any break-funding costs, and (d) any other additional amounts due under the sale and leaseback documentation. The charter is guaranteed by us, and we have also entered into an account charge and a pledge of the shares of the bareboat charterer.

$11 Million Scrubber Financing

On June 25, 2019, we entered into an $11 million facility agreement with BNP Paribas, with four of our subsidiaries, Therassia Marine Corp., Ios Maritime Corp., Omega Three Marine Corp. and Omega Four Marine Corp., acting as guarantors, in order to finance the installation of scrubbers on six vessels in our fleet, namely, Nissos Therassia, Nissos Schinoussa, Kimolos, Folegandros, Milos and Poliegos. In July 2020, the second priority mortgage over Kimolos and all the other additional second priority securities were released upon full repayment of the Kimolos tranche. In June 2021, the Nissos Therassia and Nissos Schinoussa were sold and the second priority mortgages and all the other additional second priority securities over these vessels were released upon full prepayment of their respective loan tranches. The facility bore interest at LIBOR plus a margin of 2.0% per annum and had a final maturity date of December 30, 2024. Each of the six tranches of the facility was for an amount of $1,833,333 and was repayable in 15 equal quarterly installments of $114,583 and a final quarterly payment of $114,588, in each case commencing 12 months after the date the relevant tranche is utilized. The facility was secured by, among other things, a second priority mortgage over Folegandros, a second priority security over the ship’s earnings, a first priority security over an earnings account and a second priority manager’s undertaking. This loan was prepaid in June 2023.

$35.1 Million Unsecured Sponsor Loan

On April 18, 2022, we (on behalf of two of our subsidiaries, Ark Marine S.A. and Theta Navigation Ltd), entered into an unsecured loan facility with Okeanis Marine Holdings S.A., an entity controlled by Mr. Ioannis Alafouzos (on behalf of its subsidiaries Felton Enterprises S.A. and Sandre Enterprises S.A.), relating to the acquisition of the vessels Nissos Kea and Nissos Nikouria. Under the agreement, the loaned amount of approximately $17.6 million for each vessel bears a fixed interest cost of 3.5% per annum and is repayable at our sole discretion without penalty, up to the maturity date of two years from the relevant vessel’s delivery. We repaid this facility in March and May 2024.

Fleet

As of June 30, 2024, the Company’s fleet was comprised of the following 14 vessels with an average age of 5 years and aggregate capacity of approximately 3.5 million deadweight tons:

•	six Suezmax vessels with an average age of 6 years; and
•	eight VLCC vessels with an average age of 4 years.

Dividend Policy

The declaration, timing and amount of any dividend is subject to the discretion of our board of directors and will be dependent upon our earnings, financial condition, market prospects, capital expenditure requirements, investment opportunities, restrictions in our loan agreements, the provisions of the Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions and other factors. Subject to these limitations, we seek to offer our shareholders with a competitive yield which is reflective of the cash flows generated by us, and currently intend to pay dividends in an amount depending on and taking into consideration the amount of our net profits, after adjusting for non-recurring items, working capital needs, our capital structure and other discretionary items as our board of directors decides, from time to time. We define “net profits” as the profit or loss for the relevant period, as disclosed in the Company’s published consolidated statement of profit or loss and other comprehensive income. We have no written dividend policy and are able to adopt, amend, change or terminate any dividend policy in the future.

We can provide no assurance that dividends will be paid in the future and there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends. Please see the section entitled “Item 3.D. Risk Factors — Risks Related to our Common Shares — Our ability to declare and pay dividends to holders of our common shares will depend on a number of factors and will always be subject to the discretion of our board of directors” in our 2023 Annual Report.

Since we are a holding company with no material assets other than the shares of our subsidiary and affiliates through which we conduct our operations, our ability to pay dividends will depend on our subsidiary and affiliates distributing to us their earnings and cash flow. Our financing arrangements impose certain limitations on our ability to pay dividends and our subsidiaries’ ability to make distributions to us. Please see the section entitled “Item 5.B. Liquidity and Capital Resources — Credit Facilities and Financing Obligations — Loan Covenants” in our 2023 Annual Report for further information.

INDEX TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Unaudited condensed consolidated statements of profit and loss and other comprehensive income for the six months ended June 30, 2024 and 2023	F-2
Unaudited condensed consolidated statements of financial position as of June 30, 2024 and December 31, 2023	F-3
Unaudited condensed consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2024 and 2023	F-4
Unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2024 and 2023	F-5
Notes to unaudited interim condensed consolidated financial statements	F-6

Unaudited condensed consolidated statements of profit and loss and other comprehensive income

		For the Six months
		ended June 30,
USD	Notes	2024	2023
Revenue	9	$223,110,983	$232,359,933

Operating expenses
Commissions		(2,405,152)	(3,706,413)
Voyage expenses		(60,238,825)	(48,979,847)
Vessel operating expenses		(21,398,885)	(20,289,865)
Management fees	6	(2,293,200)	(2,280,600)
Depreciation	3	(20,331,446)	(20,058,139)
General and administrative expenses		(7,669,010)	(5,260,832)
Total operating expenses		$(114,336,518)	$(100,575,696)
Operating profit		$108,774,465	$131,784,237

Other income / (expenses)
Interest income		1,974,382	2,178,258
Interest and other finance costs, net		(30,512,274)	(30,433,851)
Unrealized (loss)/gain, net on derivatives		(443,334)	138,363
Realized (loss)/gain, net on derivatives		(38,590)	204,955
Gain from modification of loans	4	1,828,959	—
Foreign exchange (loss)/gain, net		(461,320)	669,447
Total other expenses, net		$(27,652,177)	$(27,242,828)

Profit for the period		$81,122,288	$104,541,409

Other comprehensive income		—	—
Total comprehensive income for the period		$81,122,288	$104,541,409

Profit attributable to the owners of the Group		$81,122,288	$104,541,409
Total comprehensive income attributable to the owners of the Group		$81,122,288	$104,541,409

Earnings per share - basic & diluted		$2.52	$3.25
Weighted average no. of shares - basic & diluted		32,194,108	32,194,108

Unaudited condensed consolidated statements of financial position

		As of	As of
USD	Notes	June 30, 2024	December 31, 2023
ASSETS
Non-current assets
Vessels, net	3	$971,343,160	$988,068,180
Other fixed assets		3,748	87,252
Derivative financial instruments	5	16,680	—
Restricted cash		4,510,000	3,010,000
Total non-current assets		$975,873,588	$991,165,432
Current assets
Inventories		$26,279,889	$25,354,017
Trade and other receivables		34,814,756	57,336,089
Claims receivable		—	115,528
Prepaid expenses and other current assets		4,542,033	3,037,366
Current accounts due from related parties	6	101,383	—
Derivative financial instruments	5	—	229,373
Current portion of restricted cash		805,366	1,884,852
Cash & cash equivalents		92,798,770	49,992,391
Total current assets		$159,342,197	$137,949,616
TOTAL ASSETS		$1,135,215,785	$1,129,115,048
SHAREHOLDERS’ EQUITY & LIABILITIES
Shareholders’ equity
Share capital		32,890	$32,890
Additional paid-in capital		64,402,385	121,064,014
Treasury shares		(4,583,929)	(4,583,929)
Other reserves		(29,908)	(29,908)
Retained earnings		372,771,369	291,649,081
Total shareholders’ equity		$432,592,807	$408,132,148
Non-current liabilities
Long-term borrowings, net of current portion	4	$594,669,723	$615,333,863
Retirement benefit obligations		36,386	32,692
Total non-current liabilities		$594,706,109	$615,366,555
Current liabilities
Trade payables		$29,471,484	$23,522,506
Accrued expenses		4,125,754	3,485,042
Current accounts due to related parties	6	—	659,974
Derivative financial instruments	5	230,641	—
Current portion of long-term borrowings	4	74,088,990	77,948,823
Total current liabilities		$107,916,869	$105,616,345
TOTAL LIABILITIES		$702,622,978	$720,982,900
TOTAL SHAREHOLDERS’ EQUITY & LIABILITIES		$1,135,215,785	$1,129,115,048

Unaudited condensed consolidated statement of changes in shareholders’ equity

			Additional
	Number	Share	paid-in	Treasury	Other	Retained
USD, except share amounts	of shares	capital	capital	Shares	Reserves	Earnings	Total
Balance - January 1, 2023	32,194,108	$32,890	$280,424,849	$(4,583,929)	$(28,606)	$146,398,057	$422,243,261
Profit for the period	—	—	—	—	—	104,541,409	104,541,409
Capital distribution	—	—	(91,753,208)	—	—	—	(91,753,208)
Balance - June 30, 2023	32,194,108	$32,890	$188,671,641	$(4,583,929)	$(28,606)	$250,939,466	$435,031,462

Balance - January 1, 2024	32,194,108	$32,890	$121,064,014	$(4,583,929)	$(29,908)	$291,649,081	$408,132,148
Profit for the period	—	—	—	—	—	81,122,288	81,122,288
Capital distribution	—	—	(56,661,629)	—	—	—	(56,661,629)
Balance - June 30, 2024	32,194,108	$32,890	$64,402,385	$(4,583,929)	$(29,908)	$372,771,369	$432,592,807

Unaudited condensed consolidated statements of cash flows

	For the six months ended June 30,
USD	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the period	$81,122,288	$104,541,409

Adjustments to reconcile profit to net cash provided by operating activities:
Depreciation	20,331,446	20,058,139
Interest expense	28,651,328	29,019,519
Amortization of loan financing fees and loan modification gain	1,384,621	1,133,333
Unrealized gain, net on derivatives	443,334	6,156
Interest income	(1,974,382)	(2,178,258)
Foreign exchange differences	519,149	(580,370)
Gain from modification of loans	(1,828,959)	—
Other non-cash items	—	(26,008)
Total reconciliation adjustments	$47,526,537	$47,432,511

Changes in working capital:
Trade and other receivables	22,675,575	(15,443,668)
Prepaid expenses and other current assets	(1,504,665)	693,909
Inventories	(925,872)	(4,470,906)
Trade payables	5,098,530	11,303,375
Accrued expenses	(237,237)	1,058,785
Deferred revenue	—	(2,465,250)
Claims receivable	115,528	(1,805)
Due from related parties	(101,383)	449,629
Due to related parties	(659,974)	627,850
Total changes in working capital	$24,460,502	$(8,248,081)
Interest paid	(27,769,685)	(29,539,541)
Net cash provided by operating activities	$125,339,642	$114,186,298

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in restricted cash	1,079,486	1,008,415
Increase in restricted cash	(1,500,000)	—
Dry-dock expenses	(2,701,710)	(304,290)
Interest received	1,822,306	1,153,188
Net cash (used in)/ provided by investing activities	$(1,299,918)	$1,857,313

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings	168,150,000	113,000,000
Repayments of long-term borrowings	(191,252,181)	(138,369,645)
Capital distribution	(56,661,629)	(91,753,208)
Payments of loan financing fees	(948,219)	(678,000)
Net cash used in financing activities	$(80,712,029)	$(117,800,853)
Effects of exchange rate changes of cash held in foreign currency	(521,316)	584,554
Net change in cash and cash equivalents	43,327,695	(1,757,242)
Cash and cash equivalents at beginning of period	49,992,391	81,345,877
Cash and cash equivalents at end of period	$92,798,770	$80,173,189

1.Incorporation and General Information

Okeanis Eco Tankers Corp. (“OET,” the “Company,” “our” or “we” and together with its wholly owned subsidiaries, the “Group”) was incorporated on April 30, 2018 as a corporation under the laws of the Republic of the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960. Glafki Marine Corp. (“Glafki”), owned by Messrs. Ioannis and Themistoklis Alafouzos, was the controlling shareholder of OET until June 2022. In June 2022, the voting interests of Mr. Themistoklis Alafouzos were transferred to Hospitality Assets Corp. (“Hospitality”) and as of June 2022, Glafki and Hospitality, each owned by Messrs. Ioannis and Themistoklis Alafouzos, respectively, collectively hold a controlling interest in OET.

Glafki and Hospitality currently own 34.2% and 20.6% of the Company’s outstanding common shares, respectively.

The Group, as of the date of these financial statements, owns or bareboat charters-in under a finance lease fourteen vessels. The principal activity of its subsidiaries is to own, charter-out and operate tanker vessels in the international shipping market.

The consolidated financial statements comprise the financial statements of the Group.

The Company traded on the Euronext Growth Oslo (ex-Merkur Market) from July 3, 2018 until March 8, 2019, when it was then admitted for trading on the Euronext Expand (ex-Oslo Axess). On January 29, 2021, the Company transferred its listing from Euronext Expand to Oslo Børs.

On December 11, 2023, the Company’s common shares began primarily trading on the New York Stock Exchange (“NYSE”), simultaneously with their trading on the Oslo Børs, that is currently considered as the Company’s secondary listing.

As at June 30, 2024 the Group comprises the following companies:

	Date of
	Acquisition of
Company name	Interest by OET	Incorporated	Interest held by OET
Therassia Marine Corp.	28-Jun-18	Liberia	100%
Milos Marine Corp.	28-Jun-18	Liberia	100%
Ios Maritime Corp.	28-Jun-18	Liberia	100%
Omega One Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Two Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Three Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Four Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Five Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Six Marine Corp.	9-Oct-19	Marshall Islands	100%
Omega Seven Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Nine Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Ten Marine Corp.	9-Oct-19	Marshall Islands	100%
Omega Eleven Marine Corp.	28-Jun-18	Marshall Islands	100%
Nellmare Marine Ltd	28-Jun-18	Marshall Islands	100%
Anassa Navigation S.A.	28-Jun-18	Marshall Islands	100%
Arethusa Shipping Ltd.	28-Jun-18	Marshall Islands	100%
Moonsprite Shipping Corp.	28-Jun-18	Marshall Islands	100%
Theta Navigation Ltd	15-Jun-21	Marshall Islands	100%
Ark Marine S.A.	15-Jun-21	Marshall Islands	100%
OET Chartering Inc.	28-Jun-18	Marshall Islands	100%
Okeanis Eco Tankers Corp.	—	Marshall Islands	—

2.General accounting principles

Basis of preparation and statement of compliance

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). These financial statements and the accompanying notes should be read in conjunction with the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report”).

The unaudited condensed consolidated financial statements are expressed in United States Dollars ($), since this is the currency in which the majority of the Company’s transactions are denominated. The interim consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments, measured at their fair value. The carrying amounts reflected in the consolidated statement of financial position for cash and cash equivalents, restricted cash, trade and other receivables, receivable claims, and other current liabilities, approximate their respective fair values due to the relatively short-term maturity of these financial instruments.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements. Operating results for the six-month period ended June 30, 2024 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2024.

Summary of Material Accounting Policies

A discussion of the Company’s Material Accounting Policies can be found in the consolidated financial statements for the year ended December 31, 2023, included in the Company’s 2023 Annual Report. There have been no material changes to these policies in the six-month period ended June 30, 2024.

Application of new and revised International Financial Reporting Standards

Standards and interpretations adopted in the current period

There were no IFRS standards or amendments that became effective in the current year which were relevant to the Group or material with respect to the Group’s financial statements.

Standards and amendments in issue not yet adopted.

At the date of authorization of these consolidated financial statements, the following standards and amendments relevant to the Group were in issue but not yet adopted:

In April 2024, the International Sustainability Standards Board (“ISSB”) issued IFRS 18. IFRS 18 includes requirements for all entities applying IFRS for the presentation and disclosure of information in financial statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027 with earlier application permitted. Management anticipates that this new standard will have a disclosure impact on the Group’s financial statements.

On May 30, 2024, the International Accounting Standards Board (IASB) issued ‘Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)’ to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 ‘Financial Instruments’. The amendments are effective for reporting periods beginning on or after January 1, 2026. Management anticipates that this amendment will not have a material impact on the Group’s financial statements.

Financial risk factors

The Company’s activities expose it to a variety of financial risks: credit risk, market risk, currency risk, interest risk and liquidity risk. Since the interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, they should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2023 included in the Company’s 2023 Annual Report.

There have been no significant changes in any other risk management policies since December 31, 2023.

3.Vessels, net

Vessels, net are analyzed as follows:

		Dry-docking and
	Vessels’ cost	special survey costs	Total
Cost
Balance – January 1, 2023	$1,138,221,805	13,705,520	1,151,927,325
Fully amortized Dry-Dock component	—	(1,600,000)	(1,600,000)
Additions	—	4,109,803	4,109,803
Balance – December 31, 2023	$1,138,221,805	$16,215,323	$1,154,437,128
Fully amortized Dry-Dock component	—	(2,000,000)	(2,000,000)
Additions	—	3,583,941	3,583,941
Balance - June 30, 2024	$1,138,221,805	$17,799,264	$1,156,021,069
Accumulated Depreciation
Balance – January 1, 2023	(120,665,575)	(6,965,715)	(127,631,290)
Fully amortized Dry-Dock component	—	1,600,000	1,600,000
Depreciation charge for the period	(37,517,768)	(2,819,890)	(40,337,658)
Balance – January 1, 2024	$(158,183,343)	$(8,185,605)	$(166,368,948)
Fully amortized Dry-Dock component	—	2,000,000	2,000,000
Depreciation charge for the period	(18,706,321)	(1,602,640)	(20,308,961)
Balance – June 30, 2024	$(176,889,664)	$(7,788,245)	$(184,677,909)
Net Book Value – January 1, 2024	$980,038,462	$8,029,718	$988,068,180
Net Book Value – June 30, 2024	$961,332,141	$10,011,019	$971,343,160

Depreciation as at June 30, 2024, presented in the consolidated statements of profit and loss and other comprehensive income, includes an amount of $22,485 connected to the Right-of-Use assets of the Company.

As of June 30, 2024, the charter-free market value of all our vessels exceeded their carrying value. Thus, no recoverable amount test was deemed necessary to be performed for any of our vessels.

The Group has pledged the above vessels to secure its loan facilities (see also Note 4).

4.Long-Term borrowings

Details of the Company’s credit facilities are discussed in Note 13 of the Company’s 2023 Annual Report and changes in the six months ended June 30, 2024 are discussed below.

Debt Obligations

		Unamortized		Outstanding
		Deferred		Net of Loan
		Financing Fees		Financing Fees
	Outstanding Balance as	as of June 30,		as of June 30,	Interest Rate
Vessel	of June 30, 2024	2024		2024	(SOFR(S)+Margin)
Milos	$33,975,000	$187,877		$33,787,123	S+1.75%
Poliegos	31,110,000	311,100		30,798,900	S+1.60%*
Kimolos	30,800,000	157,246		30,642,754	S+1.90%
Folegandros	30,800,000	157,246		30,642,754	S+1.90%
Nissos Sikinos	39,637,500	286,858		39,350,642	S+1.85%
Nissos Sifnos	39,637,500	288,573		39,348,927	S+1.85%
Nissos Rhenia	53,710,627	924,768		52,785,859	S+5.18%
Nissos Despotiko	54,074,816	939,287		53,135,529	S+5.18%
Nissos Donoussa	56,835,000	1,331,315	**	55,503,685	S+1.65%
Nissos Kythnos	60,000,000	234,761		59,765,239	S+1.40%
Nissos Keros	42,600,000	217,493		42,382,507	S+1.90%
Nissos Anafi	72,269,554	335,437		71,934,117	S+1.90%
Nissos Kea	64,565,625	644,646**		63,920,979	S+2.00%
Nissos Nikouria	65,475,000	714,317**		64,760,683	S+2.00%
Total	$675,490,622	$6,730,924		$668,759,698	S+2.35%
Poliegos (prior refinancing)	31,003,562	210,149		30,793,413
Total	$675,384,184	$6,629,973		$668,754,211
Other Finance-lease liabilities				4,502
Total				$668,758,713

*Reflects pricing of the Poliegos New Facility, which closed on July 1, 2024

**	Net of unamortized modification gain

On March 21, 2022, we, through two of our subsidiaries, Ark Marine S.A. and Theta Navigation Ltd, entered into an approximate $145.5 million sale and leaseback agreements with CMB Financial Leasing Co., Ltd. (“CMBFL”), with respect to our vessels, Nissos Kea and Nissos Nikouria. On June 29, 2023 and on January 26, 2024, respectively, we entered into amendment and restatement agreements of each bareboat charter to amend certain provisions of the bareboat charters. The charter period for each of the vessels is 84 months from December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria) and charterhire is payable quarterly as follows: (a) from the delivery date of each vessel and up to and including December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to the Nissos Nikouria), a fixed amount equal to $909,375 plus a variable amount by priced at 260 basis points (being 2.45% as margin and 0.15% as CAS) over the applicable three-month Term SOFR, and (b) following December 31, 2023, with respect to Nissos Kea, and March 3, 2024, with respect to the Nissos Nikouria, a fixed amount equal to $909,375 plus a variable amount priced at 200 basis points over the applicable three-month Term SOFR. The first part of the sale and leaseback relating to the delivery of Nissos Kea was drawn on March 31, 2022 and matures on the date falling 84 months from December 31, 2023 and the second part of the sale and leaseback relating to the delivery of Nissos Nikouria was drawn on June 3, 2022 and matures on the date falling 84 months from March 3, 2024. According to each bareboat charter, the Company has a purchase option that it can exercise annually as from December 31, 2024 (with respect to Nissos Kea) and March 3, 2025 (with respect to Nissos Nikouria). If the purchase option date falls after the first but prior to the seventh anniversary of December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria), the purchase option price for the relevant vessel is an amount equal to the opening capital balance i.e., $72,750,000 amount drawn per vessel (75% of the purchase price) minus charterhire paid (the “owner’s costs”), plus (a) accrued but unpaid charterhire, (b) breakfunding costs including any swap costs, (c) legal and other documented costs of the owner to sell the relevant vessel, and any other additional amounts due under the sale and leaseback documentation. If the purchase option date falls on the seventh anniversary of December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria), the purchase option price for the relevant vessel is an amount equal to $40,921,875 (the “amended owner’s costs”), plus (a) accrued but unpaid charterhire, (b) and other documented costs of the owner to sell the relevant vessel, and (c) any other additional amounts due under the sale and leaseback documentation. Each charter is guaranteed by us, and we have permitted a mortgage to be filed regarding the finance lease (no mortgage on either vessel has been registered so far) as well as entered into an account charge, general assignment, pledge of shares of the bareboat charterer, a builder’s warranties assignment, and a manager’s undertaking.

On January 29, 2024, we, through one of our subsidiaries Moonsprite Shipping Corp., entered into an approximately $73.5 million sale and leaseback agreements with CMBFL, with respect to our vessel Nissos Anafi. The charter period is 84 months from the vessel’s delivery date and charterhire is payable quarterly in a fixed amount equal to approximately $1.2 million plus a variable amount priced at 190 basis points over the applicable three-month Term SOFR. We also have the option to repurchase the vessel, such option being exercisable quarterly following the one-year anniversary of the vessel’s delivery. If the purchase option date falls prior to the seventh anniversary of the date of the vessel’s delivery, the purchase option price is an amount equal to the opening capital balance (i.e. $73,450,000 (being 65% of the purchase price) minus the fixed amount of charterhire paid on the purchase date (the “owners’ costs”), plus (a) accrued but unpaid charterhire, (b) legal and other documented costs of the owner to sell the vessel, (c) any break-funding costs, and (d) any other additional amounts due under the sale and leaseback documentation. The charter is guaranteed by the Company, and we have also entered into an account charge and a pledge of the shares of the bareboat charterer.

On January 31, 2024, we, through one of our vessel-owning subsidiaries, Omega One Marine Corp., entered into an $34.7 million senior secured term loan facility with Kexim Asia Limited and Kexim Bank (UK) Limited to refinance the then-existing indebtedness on our vessel Milos. The facility bears interest at the applicable Term SOFR, plus a margin of 1.75% per annum, and has a final maturity date in February 2030. The facility is repayable in 24 equal consecutive quarterly installments of $725,000, with a balloon payment of $17,300,000 due upon maturity. This facility is secured by, among other things, a first priority mortgage on Milos and is guaranteed by the Company.

On March 29, 2024, we repaid the remaining $16.7 million to Okeanis Marine Holdings S.A., an entity controlled by Mr. Ioannis Alafouzos, as repayment of the Sponsor’s loan principal relating to the acquisition of the Nissos Kea.

On May 21, 2024, we entered into a new $60 million senior secured credit facility for the VLCC vessel Nissos Kythnos with Danish Ship Finance A/S (the “Nissos Kythnos New Facility”) to refinance the Company’s existing facility and for general corporate purposes. The Nissos Kythnos New Facility is priced at 140 basis points over the applicable Term SOFR, until December 2026. Thereafter, a new applicable margin will be mutually agreed between the parties, for the remaining duration of the facility, which matures in six years. If the parties do not agree to a new applicable margin, the Company will have the ability to prepay the facility at no additional cost. The facility will be repaid in quarterly instalments of approximately $1.041 million each, together with a balloon installment of approximately $35.024 million payable at maturity, is secured by, among other things, security over the Nissos Kythnos, and is guaranteed by us. The facility also includes a sustainability linked margin adjustment provision, starting in 2025, whereby the applicable margin may decrease or increase by 5 basis points per year, subject to the Company meeting certain sustainability linked targets.

On May 21, 2024, we entered into an a supplemental agreement to the existing senior secured credit facility financing the VLCC vessel Nissos Donoussa (the “Nissos Donoussa Amendment”). The supplemental agreement provides for a reduction of the margin to 165 basis points over the applicable Term SOFR, through the duration of the facility.

On May 31, 2024, we repaid the remaining $17.6 million to Okeanis Marine Holdings S.A., an entity controlled by Mr. Ioannis Alafouzos, as repayment of the Sponsor’s loan principal relating to the acquisition of the Nissos Nikouria.

On June 20, 2024, we entered into a new $31.11 million senior secured credit facility to finance the option to purchase back the Suezmax vessel Poliegos from its sale and leaseback financier, Ocean Yield (the “Poliegos New Facility”). The Poliegos New Facility is provided by Bank SinoPac Co., Ltd, and the transaction closed on July 1, 2024. The Poliegos New Facility contains an interest rate of Term SOFR plus 160 basis points, matures in six years, and will be repaid in quarterly instalments of approximately $0.78 million each, together with a balloon instalment of approximately $12.44 million payable at maturity. The Poliegos New Facility is secured by, among other things, security over the Poliegos, and is guaranteed by the Company.

According to IFRS 9 “Financial Instruments”, each of the Existing Leases Amendments and NBG Supplemental Agreement are considered a modification of existing loans, which resulted in the recognition of a modification gain of $1.8 million, which amount has been included in the Company’s statement of profit or loss and other comprehensive income.

As at June 30, 2024, the loans’ fair values approximate their carrying values.

Lease liabilities connected to Right-of-Use assets

The Group has recognized the following finance liabilities with respect to the Right-of-Use assets:

	As of June 30,	As of December 31,
	2024	2023
Office space	$2,062	$14,518
Cars	2,440	19,220
Total	$4,502	$33,738

The maturities of lease liabilities are the following:

	As of June 30,	As of December 31,
	2024	2023
No later than one year	$4,929	$34,506
Later than one year and not later than five years	—	—
Total	$4,929	$34,506

Long-term debt net of current portion and current portion of long-term borrowings are analyzed as follows:

	Long-term
	borrowings,
	net of current	Current portion of
As of December 31, 2023	portion	long-term borrowings	Total
Outstanding loan balance	$619,582,782	$78,903,582	$698,486,364
Loan financing fees	(4,282,657)	(954,759)	(5,237,416)
Total	615,300,125	77,948,823	693,248,948

	Long-term
	borrowings,
	net of current	Current portion of
As of June 30, 2024	portion	long-term borrowings	Total
Outstanding loan balance	$599,765,494	$75,618,690	$675,384,184
Loan financing fees	(5,100,273)	(1,529,700)	(6,629,973)
Total	$594,665,221	$74,088,990	$668,754,211

The borrowings are repayable as follows:

USD	As of June 30, 2024	As of December 31, 2023
No later than one year	$75,618,690	$78,903,582
Later than one year and not later than five years	283,193,950	278,087,160
Thereafter	316,571,544	341,495,622
Total	$675,384,184	$698,486,364
Less: Amounts due for settlement within 12 months	(75,618,690)	(78,903,582)
Long-term borrowings, net of current portion	$599,765,494	$619,582,782

As of June 30, 2024 and December 31, 2023, the Group was in compliance with its covenants.

5.Derivative financial instruments

Forward freight agreements

As of June 30, 2024, the Company’s Forward Freight Agreements (“FFAs”), with maturities up to December 2025, had a fair value of $0.05 million. FFAs are considered Level 2 items in accordance with the fair value hierarchy as defined in IFRS 13 Fair Value Measurement.

As of June 30, 2024, the realized and unrealized gain/ loss on FFAs amounted to $0.02 million is included in the statement profit or loss and other comprehensive income. Their fair value approximates the amount that the Company would have to pay or receive for the early termination of the agreements.

Foreign exchange forward agreements

As of June 30, 2024, the Company’s Foreign Exchange Swaps (“FXSs”) with a maturing date in January 2025 had a fair value of  $0.2 million and the respective realized/unrealized gain or loss amounted to $0.4 million is included in the statement of profit or loss and other comprehensive income. FXSs are considered Level 2 items in accordance with the fair value hierarchy as defined in IFRS 13 Fair Value Measurement. Their fair value approximates the amount that the Company would have to pay or receive for the early termination of the agreements

The fair values of the Group’s derivative financial (liabilities)/assets as of June 30, 2024 and December 31, 2023 related to FFAs and FXSs are presented below:

Derivatives’	Financial Position	June 30,	December 31,
Fair values	Location	2024	2023
ASSETS
FXSs	Current asset portion	—	$207,488
FFAs	Non-Current asset portion	$16,680	—
FFAs	Current asset portion	—	21,885
LIABILITIES
FXSs	Current Liability Portion	(167,253)	—
FFAs	Current Liability Portion	(63,388)	—
Total		$(213,961)	$229,373

Effect on the Consolidated Statements of Profit or Loss and Other Comprehensive Income

	Six months ended,
	2024	2023
Unrealized (loss)/gain, net on FXSs	$(374,741)	$229,357
Unrealized loss, net on FFAs	(68,593)	(90,994)
Total unrealized (loss)/gain, net on derivatives	$(443,334)	$138,363

	Six months ended,
	2024	2023
Realized (loss)/gain, net on FXSs	$(85,050)	$32,740
Realized gain, net on FFAs	46,460	172,215
Total realized (loss)/gain, net on derivatives	$(38,590)	$204,955

6.Transactions and balances with related parties

The Group has entered into technical management agreements with Kyklades Maritime Corporation ( “KMC” or the “Management Company”) as technical manager. KMC provides the vessels with a wide range of shipping services such as technical support, maintenance and insurance consulting in exchange for a daily fee of $900 per vessel, which is reflected under management fees in the consolidated statements of profit or loss and other comprehensive income.

Related party balances’ analysis

The below table presents the Group’s outstanding balances due (to)/from related parties:

	June 30, 2024	December 31, 2023
Kyklades Maritime Corporation	101,383	(659,974)
Total	101,383	(659,974)

Amounts due from the Management Company as of June 30, 2024 of $101,383 as compared to amounts due to the Management Company as of December 31, 2023 of $659,974 represent expenses paid by the Management Company on behalf of the Company net of advances from the Company to the Management Company, per the terms of the respective vessel technical management agreements.

All balances noted above are unsecured, interest-free, with no fixed terms of payment and repayable on demand.

Related party transactions’ analysis

The below table presents the Group’s transactions with its related parties:

	Six months ended,
Management fees	2024	2023
Kyklades Maritime Corporation	2,293,200	2,280,600
Total	2,293,200	2,280,600

KMC solely administers the transactions on behalf of OET’s subsidiaries, without recharging any expenditure back to the ship owning companies. All operating expenses are being incurred and charged directly to OET’s subsidiary companies.

On March 1, 2024, each of our vessel owning subsidiaries entered into an ETS Services Agreement with KMC, which agreement is effective as of January 1, 2024, pursuant to which KMC obtains, transfers and surrenders emission allowances under the EU Emissions Trading Scheme that came into effect on January 1, 2024, and KMC provides the vessel with emission data in a timely manner to enable compliance with any emission scheme(s) applicable to the vessel. No additional fee is payable under these agreements as the services are part of the technical management fee under the existing technical management agreements. These agreements may be terminated by either party for cause, immediately upon written notice or for any reason, upon two months’ written notice. These agreements shall also be deemed automatically terminated on the date of termination of the relevant technical management agreements.

Key management and Directors’ remuneration

Each of the Group’s directors, except for the Chairman of the Board of Directors, is entitled to an annual fee of $75,000. Directors’ fees for the periods ended June 30, 2024 and 2023 amounted to $225,000 and $225,000, respectively. In addition, each director is entitled to reimbursement for travelling and other minor out-of-pocket expenses.

Furthermore, OET Chartering Inc. and OET provide compensation to members of key management personnel, which currently comprise of its Chief Executive Officer, Chief Financial Officer, and Chief Commercial Officer. The remuneration structure comprises salaries, bonuses, insurance cover (also covering the members of the Board of Directors), telecommunications and other expenses which are minor in nature (e.g., travel expenses). For the periods ended June 30, 2024 and 2023, key management personnel remuneration, covering all the above amounted to $3,973,613 and $2,460,343, respectively, is included within general and administrative expenses in the unaudited condensed consolidated statements of profit and loss and other comprehensive income . There was no amount payable related to key management remuneration as of June 30, 2024 and 2023.

None of the members of the administrative, management or supervisory bodies of the Group have any service contracts with Okeanis Eco Tankers Corp. or any of its subsidiaries of the Group providing for benefits upon termination of employment.

7.Share Capital and additional paid-in capital

In March 2024, the Company distributed an amount of approximately $21.2 million or $0.66 per share via a dividend that was classified as a return of paid-in-capital.

In June 2024, the Company distributed an amount of approximately $35.4 million or $1.1 per share via a dividend that was classified as a return of paid-in-capital.

As of August 9, 2024, the Company had 32,194,108 shares outstanding (such amount does not include 695,892 treasury shares).

For a further description of the terms and rights of the Company’s share capital and additional paid-in capital and details of its equity transactions prior to January 1, 2024, please refer to Note 15  to the consolidated financial statements for the year ended December 31, 2023 included in the Company’s 2023 Annual Report.

8.Earnings per share

The profit and weighted average number of common shares used in the calculation of basic and diluted earnings per share are as follows:

	For the six months ended
	June 30,
USD per Share	2024	2023
Profit for the period attributable to the Owners of the Group	$81,122,288	$104,541,409
Weighted average number of shares outstanding in the period	32,194,108	32,194,108
Earnings per share, basic and diluted	$2.52	$3.25

During the periods ended June 30, 2024 and 2023, there were no potentially dilutive instruments affecting weighted average number of shares, and hence diluted earnings per share equals basic earnings per share for the years presented.

9.Revenue

The table below presents an analysis of revenue generated from voyage and time charter agreements:

	For the six months ended June 30,
USD	2024	2023
Voyage charter	$204,468,964	$204,484,668
Time charter	18,642,019	27,875,265
Total	$223,110,983	$232,359,933

IFRS 15 Revenue from Contracts with Customers

The table below presents an analysis of earned revenue in the spot market (voyage charter):

	For the six months ended June 30,
USD	2024	2023
Freight	$183,616,930	$185,530,482
Demurrages	20,852,034	18,954,186
Total	$204,468,964	$204,484,668

Lease and non-lease components of revenue

The table below presents an analysis of earned revenue under time charter agreements:

	For the six months ended June 30,
USD	2024	2023
Lease component	$16,438,200	$21,836,275
Non-lease component	2,203,819	6,038,990
Total	$18,642,019	$27,875,265

Revenue by continent

The table below presents revenue generated per continent, based on the Company’s customers’ headquarters:

	For the six months ended June,
USD	2024	2023
Europe	$109,045,145	$96,576,363
Asia	71,397,326	97,090,285
North America	30,690,207	20,609,204
South America	11,978,305	18,084,081
Total	$223,110,983	$232,359,933

10.Commitments and contingencies

Commitments under time charter agreements

As of June 30, 2024 and 2023, future minimum contractual time charter revenue, based on our vessels’ commited, non-cancellable time charter agreements, net of address commissions were as follows:

As of June 30,	2024	2023
Within one year	—	3,006,750
Total	—	$3,006,750

Contingencies

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed consolidated financial statements.

11.Subsequent events

The Company’s board of directors declared a dividend of $1.10 per common share to shareholders. Dividends payable to common shares registered in the Euronext VPS will be distributed in NOK. The cash payment will be classified as a return of paid-in-capital and will be paid on September 5, 2024, to shareholders of record as of August 21, 2024. The common shares will be traded ex-dividend on the NYSE as from and including August 21, 2024, and the common shares will be traded ex-dividend on the Oslo Børs as from and including August 20, 2024. Due to the implementation of Central Securities Depository Regulation (CSDR) in Norway, dividends payable on common shares registered with Euronext VPS are expected to be distributed to Euronext VPS shareholders on or about September 10, 2024.